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                             NOTEHOLDERS REPORT
                     CRUSADE GLOBAL TRUST No. 1 of 1999
            Quarterly Collection Period Ending October 31, 1999


                     Bond Information in US$
                     ----------------------

                     FV Outstanding          Bond Factor               Interest         Interest         Principal          Charge
                     effective 11/15/99      effective 11/15/99        Rate             Payments         Distributions       Offs
-----------------------------------------------------------------------------------------------------------------------------------
Class A1             $258,528,000.00          86.176000%                5.69375%       $2,514,739.58    $41,472,000.00      $0.00
Notes

Class A2             $569,000,000.00         100.000000%                5.77375%       $4,836,638.30             $0.00      $0.00
Notes

Class A3             $125,000,000.00         100.000000%                5.86375%       $1,079,092.88             $0.00      $0.00
Notes


Principal Collections Information in AUD
---------------------------------------

        Scheduled Principal Payments:              $24,390,879.79

      Unscheduled Principal Payments:              $47,690,733.06
                                                 ----------------
         Gross Principal Collections:              $72,081,612.85

                             Redraws:             ($5,430,130.91)
                                                 ----------------
               Principal Collections:              $66,651,481.94

               Principal Charge Offs:                       $0.00

                      Principal Draw:             ($2,350,273.70)
                                                 ----------------

                 Available Principal:              $64,301,208.24
                                                 ----------------

               Principal Distributed:              $64,000,000.00

                  Principal Retained:                 $301,208.24
                                                 ----------------


Available Income in AUD
-----------------------

               Total Available Income:             $11,533,069.47





                                   Exh-1

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Redraw/Liquidity Utilization
----------------------------

                     Redraw Shortfall:            $0.00

         Redraw Carryover Charge Offs:            $0.00

                       Liquidity Draw:            $0.00

                  Liquidity Shortfall:            $0.00

                       Principal Draw:            $0.00



Arrears Information
-------------------

                                          % of pool (by number)

                          1 - 30 days:            0.26%

                         31 - 60 days:            0.03%

                             61+ days:             Nil

                             Defaults:             Nil

                               Losses:             Nil


Payment Information
-------------------

                                                 Oct-99

                            1 mth CPR:           26.98%



Pool Information in AUD
----------------------

       Outstanding Principal of Fixed Rate Housing Loans:      $382,668,565.12

Outstanding Principal of the Variable Rate Housing Loans:    $1,093,218,822.22

                                         Number of Loans:               15,275

                            Weighted Average Current LVR:               59.95%

                                       Average Loan Size:              $96,628

                             Weighted Average Seasoning:            30.98 mths

                               Average Term to Maturity:              255 mths





                                   Exh-2






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